# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# SCHEDULE 14A

### Proxy Statement Pursuant to Section 14(a) of the
### Securities Exchange Act of 1934 (Amendment No. ___ )

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☐      Soliciting Material Pursuant to §240.14a-12

## Raymond James Financial, Inc.

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[The following is the text of information to be posted by management on various Company internal communications media or provided by means of oral presentations to groups of employees.]

# General Message to Associates

The following is the text of information that management may use from time to time to encourage associates at the Company to review the proxy materials and vote their shares:

*You will be receiving your proxy materials in the mail for the Raymond James Financial Annual Meeting of Shareholders that will be held on February 20 at the home office in St. Petersburg. Please review these proxy materials and vote your shares. Your vote is important, no matter the size of your holdings.*

# RJnet News

### RJF Shareholders: Vote

*As shareholders, you are always encouraged to review the proxy materials and vote your shares. Your vote is important, no matter the size of your holdings.*

The proxy materials for the February 20 Raymond James Financial Annual Meeting of Shareholders are in the mail.

Among the items to be voted on by shareholders – including common shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan (ESOP) – are:

- Election of 11 nominees to our Board of Directors;
- Approval of an advisory (non-binding) resolution on the Company's executive compensation.

### We Need Your Vote

While broker/dealers may sometimes vote shares without specific instructions from their customers for shares held in their customers' accounts, this action is not allowed for the two items on the RJF agenda this year.  Please consider the voting recommendations of the Board of Directors contained in the proxy statement.

### How to Vote

All shareholders will receive proxy materials in the mail. Your proxy card explains how you can vote online, by telephone or by returning the card by mail. You will need your proxy card to vote, as it contains important shareholder-specific information.

If you lose or do not receive your proxy information, and own RJF shares in an **account other than ESOP**, contact the Corporate Actions department at ext. 73724 or email corporateactions@raymondjames.com by 5 p.m. ET Wednesday, February 12, 2014, to request the control number associated with your respective RJF shares held **in street name through RJA**.  You can then vote online (www.proxyvote.com/) or by telephone (**1-800-454-8683**) using your 12-digit shareholder-specific control number.

**NOTE**: The instructions above are for employees only and are only for shares held in street name through RJA.

If you lose or do not receive the proxy card for your shares held **in your ESOP account**, contact the Corporate Actions department at ext. 73724 or email corporateactions@raymondjames.com by 5 p.m. ET Wednesday, February 12, 2014, to request the control number associated with your respective RJF shares held **in your ESOP account**. You should provide Corporate Actions your name and address that is associated with your ESOP account.  As soon as you receive your control number, you can vote online (www.investorvote.com/rjf) or by telephone (**1-800-652-8683**) using your 15-digit shareholder‑specific control number.

## More Information

The full 2014 proxy statement and 2013 annual report are available at raymondjames.com under Our Company > Investor Relations > Shareholders' Meeting.

# Weekly Digest

February 4

HOM; RJ&A
### RJF Shareholders: Vote
Vote when you receive your RJF proxy materials, which will be delivered by mail or email. See what's on the ballot, review the board's recommendations, and learn how you can participate.

FID; IAD; ICD;
### RJF Common Shareholders: Vote
If you own RJF common stock in your own portfolio, vote when you receive your RJF proxy materials, which will be delivered by mail or email. See what's on the ballot, review the board's recommendations, and learn how you can participate.

February 11

HOM; RJ&A
### Remember to Vote Your RJF Shares
Consider the ballot, the board's recommendations and the two ways to vote. Plus, find out what to do if you lost your RJF proxy materials.

FID; IAD; ICD;
### Remember to Vote Your RJF Common Shares
If you own RJF common stock in your own portfolio, consider the ballot, the board's recommendations and the two ways to vote. Plus, find out what to do if you lost your RJF proxy materials.

February 18

HOM
**RJF Shareholders' Meeting Thursday: Last Chance to Vote**
Review the ballot and the board's recommendations, and vote by February 19. Then, attend or listen to a live audio broadcast of the shareholders' meeting beginning at 4:30 p.m. ET February 20 in the Tower 3 Learning Center.

RJA;
**RJF Shareholders' Meeting Thursday: Last Chance to Vote**
Review the ballot and the board's recommendations, and vote by February 19. Then, listen to a live audio broadcast of the shareholders' meeting beginning at 4:30 p.m. ET February 20.

FID; ICD; IAD
**RJF Shareholders' Meeting Thursday: Last Chance to Vote**
If you own RJF common stock in your own portfolio, review the ballot and the board's recommendations, and vote by February 19.Then, listen to a live audio broadcast of the shareholders' meeting beginning at 4:30 p.m. ET February 20.

# Department Head Meeting – February 3

**Remember to vote your RJF shares.** Common shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan are eligible to vote and should have received proxy materials. The ballot this year includes the election of 11 nominees to our Board of Directors and an advisory resolution on executive compensation. Your vote is important, no matter the size of your holdings.  Please consider the voting recommendations of the Board of Directors and vote by February 19.

# Supervisor Meeting – February 18

**Remember to vote your RJF shares.** Common shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan are eligible to vote and should have received proxy materials. The ballot this year includes the election of nominees to our Board of Directors and an advisory resolution on executive compensation. Your vote is important, no matter the size of your holdings.  Please consider the voting recommendations of the Board of Directors and vote by February 19.

# RJTV (Digital Signage)

Text of Slide to run February 5-19

### RJF Shareholders, Remember to Vote
See what's on the ballot for the February 20 Annual Shareholders' Meeting and learn how to participate using your RJF proxy materials.
**RJnet Search**:  Vote